Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2024 Financial Results

Conference call and webcast: today, March 6, 2025, 9:00 am ET

Financial Highlights:

◾
In the year 2024, total revenues reached approximately $8.5 million compared to approximately $5.6 million in the year 2023. The increase in revenues is mainly due to increase in AgPlenus' revenues from its collaboration with Bayer and an increase in Casterra’s seed sales.

◾	In Q4 2024, total revenues reached approximately $1.6 million compared to approximately $0.6 million in Q4 2023. The increase in revenues is mainly due to the increase in Casterra’s seed sales.

◾
Revenues in Q4 2024 were originally expected to be higher, however, there was a change in delivery schedule of Casterra’s seeds from 2024 to 2025. In Q4 2024, Casterra delivered ~76 tons, while in February 2025 alone, the company already delivered ~250 tons of castor seeds.

◾
During 2024, Casterra delivered to its partner a total of ~215 tons of castor seeds, while in February 2025, Casterra already delivered ~250 tons. This reflects solving the bottle neck in seed production Casterra previously faced, that caused a delay in the delivery schedule and consequent price adjustments. Casterra expects to continue delivering castor seeds mainly from its existing inventory (~400 tons) to its partners throughout 2025, based on a new schedule and new orders to be received – some replacing previous 2023 orders.

◾
In the year 2024, total R&D expenses were approximately $16.6 million compared to $20.8 million in the previous year. In Q4 2024 total R&D expenses were approximately $3.4 million compared to $5.5 million in Q4 2023. These decreases are mainly due to the end of Canonic's activity in Q2 2024 and decrease in Lavie Bio’s, Biomica's and Evogene’s R&D activity mainly in Q4 2024.

◾
During Q4 2024 and the beginning of 2025, Evogene established an expense reduction plan, to better align with its strategic goals, leading to a reduction of ~30% in headcount, to be completed by the end of Q1 2025.

◾
In the year 2024, total G&A expenses were approximately $7.4 million compared to $6.1 million in the previous year. G&A expenses in the year 2024 included one-time expenses of $1.5 million resulting from Evogene’s fundraising and an allowance for a doubtful debt of one of Casterra’s seed suppliers.

◾	Cash usage for 2024, without Biomica and Lavie Bio, was approximately $10.4 million compared to $12.5 million in 2023.

Rehovot, Israel – March 6, 2025 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company aiming to revolutionize the development of life-science-based products, today announced its financial results for the fourth quarter and full year period ended December 31, 2024.

Mr. Ofer Haviv, Evogene’s President and CEO, stated: “Today Evogene announced a change in the Chair position of its Board. I am pleased to welcome Mr. Nir Nimrodi as the new Chairperson of the Board and would like to express my gratitude to Ms. Sarit Firon for her invaluable contributions as Chairperson, I am pleased that she will continue to support Evogene in her role as a board member.”

“2024 was a year of topline growth, reduction in cash use and value creation. We expect this trend to continue. I would like to share with you Evogene’s prospects for the near future”, Mr. Haviv continued. “Evogene intends to direct its efforts by focusing further on the use of our ChemPass AI tech-engine in the field of AI powered drug discovery. We plan to enhance ChemPass AI tech-engine’s competitive advantage for the pharma market segment and expect these efforts to manifest in collaborations for small-molecule drug discovery, with bio-tech companies and academic institutions. I hope we’ll be able to announce such collaborations later this year. With respect to MicroBoost AI and GeneRator AI we intend to continue the support and development of these tech-engines based on the needs of our subsidiaries, with their funding.”

“With regard to Evogene’s subsidiaries our intention is to focus on creating exit events for part of our subsidiaries. An exit event is expected to inject funds to further support Evogene’s activities. In addition, we plan to strengthen Casterra’s position as a profitable world leader in the castor oil market. Since Evogene holds 100% of Casterra we intend to use its profits to support Evogene’s activities, as well. Last, Evogene will also support subsidiaries’ efforts in their strategic fundraising activities. Part of the funds will be used by the subsidiaries to finance the development of Evogene’s tech-engines according to their needs.”

 “These strategic guidelines are expected to strengthen Evogene’s financial position. Through focus on a single engine and implementation of our expense reduction plan, we expect to substantially lower expenses, and through exit events, dividends, and technology license payments, we anticipate enhancing Evogene's financials”, Mr. Haviv concluded.

Subsidiaries' 2025 Targets:

Casterra Ag Ltd. – focuses on developing integrated solutions for large-scale castor bean farming, utilizing GeneRator AI tech-engine.

-          Increase castor seeds revenue in Africa with initial sales in Brazil and additional territories.

-          Initiate PoC trials for grain farming for oil production, with a tier 1 partner in Kenya or Brazil.

-          Develop new varieties addressing market needs; advance at least 2 new lines to the pre-commercial phase.

-          Develop a solution for reducing ricin quantity in meal, to be used as organic fertilizer.

-          Strengthen and improve seed production facilities in Kenya and Brazil.

Lavie Bio Ltd. – a leading ag-biologicals company that develops microbiome-based, novel bio-stimulant and bio-pesticide products, utilizing Evogene’s MicroBoost AI tech-engine.

-          Engage in a new collaboration agreement for fungicides (LAV311, LAV321).

-          Increase Yalos® revenue with initial sales in soybean.

-          Achieve R&D milestones in ICL collaboration toward commercial agreement.

-          Achieve R&D milestones in Corteva collaboration toward licensing agreement.

AgPlenus Ltd. – specializes in developing novel and sustainable crop protection products, utilizing Evogene’s ChemPass AI tech-engine.

-          Achieve second milestone in Corteva collaboration agreement.

-          Execute Bayer herbicide collaboration according to workplan.

-          Discover and advance 2-3 small molecules (hits) with new MoAs in Zymoseptoria program.

-          Engage in a new collaboration agreement for fungicide (Zymoseptoria).

Biomica Ltd. – a clinical-stage biopharmaceutical company developing innovative microbiome-based therapeutics, utilizing Evogene’s MicroBoost AI tech-engine.

-          Complete Phase 1 study in oncology program; obtain full results and additional supporting clinical data.

-          Submit an IND application to the US FDA and obtain FDA approval for the Phase 2 study.

-          Obesity and Longevity programs: complete discovery and in-vitro validations; seek partners for both programs.

Financial Highlights:

Cash Position: As of December 31, 2024, Evogene held consolidated cash, cash equivalents, and short-term bank deposits of approximately $15.3 million. The consolidated cash usage during the fourth quarter of 2024 was approximately $4.6 million. Excluding Lavie Bio and Biomica, Evogene and its other subsidiaries used approximately $1.5 million in cash during the fourth quarter of 2024. Cash usage for 2024, excluding Lavie Bio and Biomica, was approximately $10.4 million, marking a notable 17% decrease from approximately $12.5 million in 2023.

Revenue: Revenues for the 12 months of 2024 were approximately $8.5 million, an increase from approximately $5.6 million in the same period the previous year. This growth was primarily driven by revenues recognized from AgPlenus’s new collaboration with Bayer and increased Casterra’s revenues from the supply of castor seeds during the period. Revenues for the fourth quarter of 2024 were approximately $1.6 million, compared to approximately $0.6 million in the same period the previous year. The increase was mainly attributable to the increase in Casterra’s seed sales and the collaboration with Bayer, as mentioned above.

R&D Expenses: Research and development expenses, net of non-refundable grants, for the 12 months of 2024 were approximately $16.6 million, a significant decrease from approximately $20.8 million in the 12 months of 2023. The decrease in expenses is mainly due to the cease of Canonic’s activities and a decrease in certain development expenses in Biomica, Evogene and Lavie Bio as compared to the same period the previous year. Research and development expenses, net of non-refundable grants, for the fourth quarter of 2024 were approximately $3.4 million, and decreased as compared to approximately $5.5 million in the same period in the previous year. The decrease is mainly attributable to decreased expenses in Lavie Bio, Biomica, Evogene and the cease of Canonic’s operations as mentioned above.

Sales and Marketing Expenses: Sales and Marketing expenses for the 12 months of 2024 were approximately $3.4 million, a slight decrease from approximately $3.6 million in the same period in the previous year. Sales and Marketing expenses for the fourth quarter of 2024 were approximately $0.7 million, a slight decrease from approximately $1.0 million in the same period in the previous year. The decrease is mainly due to the cease of Canonic’s activities.

General and Administrative Expenses: General and administrative expenses for the 12 months of 2024 increased to approximately $7.4 million from approximately $6.1 million in the same period of the previous year. The increase is mainly attributable to expenses recorded in Casterra due to a provision on a doubtful debt of a seed supplier and transaction costs related to Evogene’s fundraising that occurred in August 2024, totaling approximately $1.5 million. General and administrative expenses for the fourth quarter of 2024 increased slightly to approximately $1.4 million compared to approximately $1.2 million in the same period of the previous year.

Other Expenses: The decision to cease Canonic’s operations in the first half of 2024 resulted in other expenses of approximately $0.5 million, mainly due to impairment of fixed assets in the first quarter of 2024.

Operating Loss: The operating loss for the 12 months of 2024 was approximately $22.2 million, a decrease from approximately $26.5 million in the same period of the previous year, mainly due to increased revenues and decreased research and development expenses, offset by increased general and administrative expenses and other expenses, as mentioned above. The operating loss for the fourth quarter of 2024 was approximately $4.6 million, a decrease from approximately $7.6 million in the same period of the previous year, mainly due to increased revenues and decreased research and development expenses as mentioned above.

Financing Income / Expenses: Financing income, net for the 12 months of 2024 was approximately $4.2 million, compared to approximately $0.5 million in the same period of the previous year. Financing income, net for the fourth quarter of 2024 was approximately $4.6 million, compared to approximately $0.3 million in the same period of the previous year. The increase in financial income, net, during the 12-month period and the fourth quarter of 2024 as compared to the respective periods of 2023 was mainly associated with accounting treatment of pre-funded warrants and warrants issued in August 2024 fund raising. Pre-funded warrants and warrants were classified as a liability on the consolidated statements of financial position, were initially recorded at fair value and subsequently remeasured at each reporting period using the Black - Scholes option pricing model. As a result, during 2024 the Company recorded net financial income, related to pre-funded warrants and warrants of approximately $3.4 million.

Net Loss: The net loss for the 12 months of 2024 was approximately $18.1 million, compared to approximately $26.0 million in the same period of the previous year. The net loss for the fourth quarter of 2024 was approximately $5 thousand, compared to approximately $7.3 million in the same period of the previous year. The $7.9 million decrease in net loss for the 12 months of 2024 as compared to the 12 months of 2023 was primarily due to increased revenues, decreased research and development expenses and increased financial income, net related to warrants, offset by increased general and administrative expenses as mentioned above.  The $7.3 million decrease in net loss for the fourth quarter of 2024 as compared to the fourth quarter of 2023 was primarily due to increased revenues, decreased research and development expenses and increased financial income, net related to warrants as mentioned above.

For the financial tables click here.

Conference Call & Webcast Details: Thursday, March 6, 2025. 9:00 AM EST 4:00 PM IDT

To join the Zoom conference, please register in advance here

Or join via audio

US: +1 507 473 4847 or +1 564 217 2000 or +1 646 558 8656 or +1 646 931 3860

Israel: +972-3-9786688

Webinar ID:    870 4653 3198

More International numbers

Webcast & Presentation link available at:

https://evogene.com/investor-relations/

About Evogene Ltd.

Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence, aiming to revolutionize the development of life-science based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines – MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its four subsidiaries including:

•	Biomica Ltd. (www.biomicamed.com) – developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

•	Lavie Bio (www.lavie-bio.com) – developing and commercially advancing, microbiome based ag-biologicals powered by MicroBoost AI;

•	AgPlenus Ltd. (www.agplenus.com) – developing next generation ag-chemicals for effective and sustainable crop protection powered by ChemPass AI;

•
Casterra Ag (www.casterra.co) – developing and marketing superior castor seed varieties producing high yield and high-grade oil content, on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit: www.evogene.com.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when they discuss Evogene’s success with creating collaborations for small-molecule drug discovery, with mid-size bio-tech companies and academic institutions, creating exit events for part of Evogene’s subsidiaries, continuance of delivering castor seeds to its partners throughout 2025 and the subsidiaries’ success in their strategic fundraising activities. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, the current war between Israel, Hamas and Hezbollah and any worsening of the situation in Israel such as further mobilizations or escalation in the northern border of Israel, and those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors Relations Contact:

Email: ir@evogene.com

Tel: +972-8-9311901

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	December 31,	December 31,
	2024	2023
CURRENT ASSETS:
Cash and cash equivalents	$15,301	$20,772
Short-term bank deposits	10	10,291
Trade receivables	1,091	357
Other receivables and prepaid expenses	2,064	2,973
Deferred expenses related to issuance of warrants	3,039	-
Inventories	1,819	76
	23,324	34,469
LONG-TERM ASSETS:
Long-term deposits and other receivables	12	28
Investment accounted for using the equity method	82	-
Right-of-use-assets	2,447	980
Property, plant and equipment, net	1,804	2,455
Intangible assets, net	12,195	13,169
	16,540	16,632

	$39,864	$51,101
CURRENT LIABILITIES:
Trade payables	$1,228	$1,785
Employees and payroll accruals	1,869	2,537
Lease liability	589	853
Liabilities in respect of government grants	323	388
Deferred revenues and other advances	360	362
Warrants and pre-funded warrants liability	2,876	-
Convertible SAFE	10,371	-
Other payables	1,079	1,019
	18,695	6,944
LONG-TERM LIABILITIES:
Lease liability	1,914	285
Liabilities in respect of government grants	4,327	4,426
Deferred revenues and other advances	90	393
Convertible SAFE	-	10,368
	6,331	15,472
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.2 par value: Authorized – 15,000,000 ordinary shares; Issued and outstanding – 6,795,589 shares on December 31, 2024 and 5,079,313 (*) shares on December 31, 2023	363	286
Share premium and other capital reserve	272,257	269,353
Accumulated deficit	(274,071)	(257,586)

Equity attributable to equity holders of the Company	(1,451)	12,053

Non-controlling interests	16,289	16,632

Total equity	14,838	28,685

	$39,864	$51,101

(*) Shares and per shares amounts have been retroactively adjusted to reflect the reserve stock split

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share amounts)

	Year ended December 31,		Three months ended December 31,
	2024	2023	2024	2023
Revenues	$8,511	$5,640	$1,611	$578
Cost of revenues	2,683	1,692	755	398

Gross profit	5,828	3,948	856	180

Operating expenses (income):

Research and development, net	16,648	20,777	3,401	5,545
Sales and marketing	3,425	3,611	650	1,033
General and administrative	7,441	6,068	1,372	1,230
Other expenses	524	-	-	-

Total operating expenses, net	28,038	30,456	5,423	7,808

Operating loss	(22,210)	(26,508)	(4,567)	(7,628)

Financing income	7,546	1,486	4,726	358
Financing expenses	(3,342)	(965)	(144)	(71)

Financing income (expenses), net	4,204	521	4,582	287

Share of loss of an associate	39	-	13	-

Gain (loss) before taxes on income	(18,045)	(25,987)	2	(7,341)
Taxes on income (tax benefit)	9	(33)	7	(4)

Loss	$(18,054)	$(25,954)	$(5)	$(7,337)

Attributable to:
Equity holders of the Company	(16,485)	(23,879)	427	(6,601)
Non-controlling interests	(1,569)	(2,075)	(432)	(736)

	$(18,054)	$(25,954)	$(5)	$(7,337)

Basic and diluted loss per share, attributable to equity holders of the Company (*)	$(2.89)	$(5.20)	$0.06	$(1.30)

Weighted average number of shares used in computing basic and diluted loss per share (*)	5,697,245	4,589,386	6,795,589	5,079,313

(*) Shares and per shares amounts have been retroactively adjusted to reflect the reserve stock split.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2024	2023	2024	2023
Cash flows from operating activities:

Loss	$(18,054)	$(25,954)	$(5)	$(7,337)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	1,530	1,641	348	418
Amortization of intangible assets	974	971	245	245
Share-based compensation	1,795	1,877	317	113
Revaluation of convertible SAFE	3	254	51	77
Net financing income	(689)	(666)	(986)	(460)
Loss (gain) from sale of property, plant and equipment	524	(26)	-	-
Excess of initial fair value of pre-funded warrants over transaction proceeds	2,684	-	-	-
Amortization of deferred expenses related to issuance of warrants	471	-	334	-
Remeasurement of pre-funded warrants and warrants	(6,529)	-	(4,589)	-
Associated Company loss share	39	-	13	-
Taxes on income (tax benefit)	9	(33)	7	(4)

	811	4,018	(4,260)	389
Changes in asset and liability items:

Decrease (increase) in trade receivables	(734)	(9)	499	988
Decrease (increase) in other receivables	925	(1,445)	324	(1,025)
Decrease (increase) in inventories	(1,743)	490	(363)	37
Decrease in deferred taxes	-	94	-	94
Increase (decrease) in trade payables	(596)	742	(62)	563
Increase (decrease) in employees and payroll accruals	(668)	550	(420)	478
Increase (decrease) in other payables	62	(534)	(77)	(67)
Decrease in deferred revenues and other advances	(559)	(288)	(463)	(478)

	(3,313)	(400)	(562)	590

Cash received (paid) during the period for:

Interest received	934	905	288	472
Interest paid	(67)	(115)	(11)	(23)
Taxes paid	(11)	(31)	(11)	(16)

Net cash used in operating activities	$(19,700)	$(21,577)	$(4,561)	$(5,925)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2024	2023	2024	2023
Cash flows from investing activities:

Purchase of property, plant and equipment	$(626)	$(785)	$(322)	$(86)
Proceeds from sale of marketable securities	-	6,924	-	-
Purchase of marketable securities	-	(503)	-	-
Proceeds from sale of property, plant and equipment	58	26	-	-
Proceeds from short term bank deposits, net	10,190	(10,200)	9,080	(500)

Net cash provided by (used in) investing activities	9,622	(4,538)	8,758	(586)

Cash flows from financing activities:

Issuance of a subsidiary preferred shares to non-controlling interests	-	9,523	-	-
Proceeds from issuance of ordinary shares, pre-funded warrants and warrants	5,500	-	-	-
Proceeds from issuance of ordinary shares, net of issuance expenses	123	8,449	-	45
Repayment of lease liability	(901)	(836)	(206)	(212)
Proceeds from government grants	232	1,089	-	20
Repayment of government grants	(298)	(73)	-	-

Net cash provided by (used in) financing activities	4,656	18,152	(206)	(147)

Exchange rate differences - cash and cash equivalent balances	(49)	(245)	(7)	99

Decrease in cash and cash equivalents	(5,471)	(8,208)	3,984	(6,559)

Cash and cash equivalents beginning of the period	20,772	28,980	11,317	27,331

Cash and cash equivalents end of the period	$15,301	$20,772	$15,301	$20,772

Significant non-cash activities
Acquisition of property, plant and equipment	$120	$81	$120	$81
Increase of right-of-use-asset recognized with corresponding lease liability	$2,307	$194	$-	$59
Exercise of pre-funded warrants	$2,289	$-	$2,289	$-
Investment in affiliated Company with corresponding deferred revenues	$120	$-	$-	$-